[Letterhead of Stoel Rives LLP]

NATHAN W. JONES
Direct (801) 578-6943
nwjones@stoel.com

August 14, 2008

SENT VIA EDGAR TRANSMISSION, FACSIMILE AND EXPRESS COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:                   Terence O’Brien, Branch Chief

Melissa N. Rocha, CPA

Pamela Long, Assistant Director

Era Anagnosti, Attorney

Craig Slivka, Attorney

Re:                             Huntsman Corporation

Form 10-K for the Year Ended December 31, 2007

File No. 001-32427

Ladies and Gentlemen:

On behalf of Huntsman Corporation, we are submitting this correspondence in response to the comments provided in your letter dated August 4, 2008 with respect to the company’s Annual Report on Form 10-K referenced above. As you know, each comment indicates that the company should provide additional information in its future filings. The company agrees that it will provide additional information responsive to each of the comments in its future filings. The company further acknowledges that it is responsible for the adequacy and accuracy of disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please contact the undersigned at (801) 578-6943.

Very truly yours,

STOEL RIVES LLP

/s/ Nathan W. Jones

Nathan W. Jones

cc:                                J. Kimo Esplin

Samuel D. Scruggs

L. Russell Healy

Randy W. Wright

Sean H. Pettey